Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                02 October, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Transaction in Own Shares announcement made on 20 September 2006
            2. Holding(s) in Company announcement made on 22 September 2006
            3. Directorate Change announcement made on 25 September 2006
            4. Director/PDMR Shareholding announcement made on 25 September 2006
            5. Transaction in Own Shares announcement made on 25 September 2006
            6. Director/PDMR Shareholding announcement made on 26 September 2006
            7. Transaction in Own Shares announcement made on 26 September 2006
            8. Transaction in Own Shares announcement made on 27 September 2006
            9. Transaction in Own Shares announcement made on 27 September 2006
           10. Transaction in Own Shares announcement made on 28 September 2006
           11. Publication of Prospectus announcement made on 28 September 2006
           12. Director/PDMR Shareholding announcement made on 29 September 2006
           13. Transaction in Own Shares announcement made on 29 September 2006
           14. Blocklisting Interim Review announcement made on 02 October 2006

Enclosure  1

Wednesday 20 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 882,791 ordinary shares at a maximum price of 227 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 316,005,299 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,322,624,164.

Enclosure  2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)              Name of company

BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder                               Account Designation    Holding

BANK OF IRELAND                                        426353        1,090,611
BANK OF IRELAND                                        426360          107,320
BANK OF NEW YORK                                                       594,199
Barclays Bank PLC (Singapore)                                            3,700
BARCLAYS CAPITAL NOMINEES LIMITED                                    1,468,134
BARCLAYS CAPITAL NOMINEES LIMITED                                  272,955,634
BARCLAYS CAPITAL NOMINEES LIMITED                                    7,295,033
BARCLAYS CAPITAL NOMINEES LIMITED                                      192,700
Barclays Capital Securities Ltd.                                         1,150
Barclays Capital Securities Ltd.                                         1,150
Barclays Global Investors Canada                                       617,541
Barclays Trust Co & Others                                              37,213
BARCLAYS TRUST CO AS EXEC/ADM C
000000000000000000                                                       1,145
Barclays Trust Co DMC69 C
000000000000000000                                                      83,788
Barclays Trust Co E99 C
000000000000000000                                                       1,817
Barclays Trust Co R69 C
000000000000000000                                                     182,216
BNP PARIBAS                                                            607,560
CHASE NOMINEES LTD                                      16376        4,041,335
CHASE NOMINEES LTD                                      20947       59,783,783
CHASE NOMINEES LTD                                      21359        3,206,919
CHASE NOMINEES LTD                                      28270        1,031,669
CHASE NOMINEES LTD                                      28270        2,765,658
CIBC MELLON GLOBAL SECURITIES                                          460,459
Clydesdale Nominees HGB0125                          32419001            1,725
Clydesdale Nominees HGB0125                          59441401           28,085
Clydesdale Nominees HGB0125                          59477501              730
Clydesdale Nominees HGB0125                         100227401            1,252
Gerrard Nominees Limited                               602394            3,250
Gerrard Nominees Limited                               605704            1,600
Gerrard Nominees Limited                               607205            5,250
Gerrard Nominees Limited                               607486            1,040
Gerrard Nominees Limited                               608300            1,775
Gerrard Nominees Limited                               608459              650
Gerrard Nominees Limited                               611717            7,000
Gerrard Nominees Limited                               617906            4,000
Gerrard Nominees Limited                               620404            1,010
Gerrard Nominees Limited                               631118           24,600
Gerrard Nominees Limited                               633484            1,040
Gerrard Nominees Limited                               635860            3,200
Gerrard Nominees Limited                               637739            1,350
Gerrard Nominees Limited                               642686            1,530
Gerrard Nominees Limited                               643975           13,200
Gerrard Nominees Limited                               647291            2,700
Gerrard Nominees Limited                               650668            5,200
Gerrard Nominees Limited                               654151            3,500
Gerrard Nominees Limited                               658574            3,150
Gerrard Nominees Limited                               658729            1,950
Gerrard Nominees Limited                               659442            2,750
Gerrard Nominees Limited                               659645            2,600
Gerrard Nominees Limited                               660302            6,500
Gerrard Nominees Limited                               660318           88,000
Gerrard Nominees Limited                               660632            2,000
Gerrard Nominees Limited                               660758           33,000
Gerrard Nominees Limited                               660851           26,000
Gerrard Nominees Limited                               768557           24,350
Gerrard Nominees Limited                               770101           26,500
Gerrard Nominees Limited                               774125              750
Gerrard Nominees Limited                               774160            3,600
Gerrard Nominees Limited                               777488            1,550
Gerrard Nominees Limited                               777546              650
Gerrard Nominees Limited                               781271           17,500
Greig Middleton Nominees Limited (GM1)                               3,260,108
Greig Middleton Nominees Ltd (GM3)       126066DA                        3,400
Greig Middleton Nominees Ltd (GM3)       220805DN                      542,500
Greig Middleton Nominees Ltd (GM3)       523475DN                    1,000,000
INVESTORS BANK AND TRUST CO.                                        40,258,530
INVESTORS BANK AND TRUST CO.                                           131,957
INVESTORS BANK AND TRUST CO.                                            65,963
INVESTORS BANK AND TRUST CO.                                           122,306
INVESTORS BANK AND TRUST CO.                                         1,425,520
INVESTORS BANK AND TRUST CO.                                           154,650
INVESTORS BANK AND TRUST CO.                                         9,937,951
INVESTORS BANK AND TRUST CO.                                           939,750
INVESTORS BANK AND TRUST CO.                                         3,339,328
INVESTORS BANK AND TRUST CO.                                           800,354
INVESTORS BANK AND TRUST CO.                                        23,007,616
INVESTORS BANK AND TRUST CO.                                           778,486
INVESTORS BANK AND TRUST CO.                                         8,466,958
INVESTORS BANK AND TRUST CO.                                         2,578,634
INVESTORS BANK AND TRUST CO.                                         2,201,832
INVESTORS BANK AND TRUST CO.                                           672,804
INVESTORS BANK AND TRUST CO.                                           238,500
INVESTORS BANK AND TRUST CO.                                         2,577,846
INVESTORS BANK AND TRUST CO.                                        21,915,360
INVESTORS BANK AND TRUST CO.                                           689,871
JP MORGAN (BGI CUSTODY)                                 16331        2,067,206
JP MORGAN (BGI CUSTODY)                                 16338          498,052
JP MORGAN (BGI CUSTODY)                                 16341        4,549,056
JP MORGAN (BGI CUSTODY)                                 16341        2,408,169
JP MORGAN (BGI CUSTODY)                                 16342        1,058,228
JP MORGAN (BGI CUSTODY)                                 16344          797,532
JP MORGAN (BGI CUSTODY)                                 16345        1,338,176
JP MORGAN (BGI CUSTODY)                                 16400       64,293,968
JP MORGAN (BGI CUSTODY)                                 17011          142,657
JP MORGAN (BGI CUSTODY)                                 18409        6,319,716
JPMORGAN CHASE BANK                                                    273,739
JPMorgan Chase Bank                                                     82,684
JPMorgan Chase Bank                                                    340,205
JPMorgan Chase Bank                                                    369,482
JPMorgan Chase Bank                                                    509,762
JPMorgan Chase Bank                                                    378,110
JPMorgan Chase Bank                                                  2,716,589
JPMorgan Chase Bank                                                    285,731
JPMorgan Chase Bank                                                    899,245
JPMorgan Chase Bank                                                  4,568,874
JPMorgan Chase Bank                                                    828,437
JPMorgan Chase Bank                                                  1,131,518
JPMorgan Chase Bank                                                     67,783
JPMorgan Chase Bank                                                    230,826
JPMorgan Chase Bank                                                    431,755
JPMorgan Chase Bank                                                  1,215,311
JPMorgan Chase Bank                                                    285,269
JPMorgan Chase Bank                                                     70,134
JPMorgan Chase Bank                                                     78,398
JPMORGAN CHASE BANK                                                  3,821,463
JPMORGAN CHASE BANK                                                    725,948
Master Trust Bank                                                      407,419
Master Trust Bank                                                      266,424
Master Trust Bank                                                    1,189,437
Mellon Trust - US CUSTODIAN /                                        1,048,441
Mellon Trust - US CUSTODIAN /                                          334,915
MELLON TRUST OF NEW ENGLAND                                            629,119
Mitsui Asset                                                           141,712
NORTHERN TRUST BANK - BGI SEPA                                         338,120
NORTHERN TRUST BANK - BGI SEPA                                       1,194,927
NORTHERN TRUST BANK - BGI SEPA                                       1,576,124
R C Greig Nominees Limited                                          13,449,613
R C Greig Nominees Limited a/c AK1                                   4,164,101
R C Greig Nominees Limited a/c BL1                                   1,160,153
R C Greig Nominees Limited a/c CM1                                     401,249
R C Greig Nominees Limited GP1                                       2,058,672
R C Greig Nominees Limited SA1                                         784,107
Reflex Nominees Limited                                                 10,893
Reflex Nominees Limited                                                  2,625
STATE STREET BANK & TRUST - WI                                       1,194,458
STATE STREET BANK AND TRUST CO                                          46,800
STATE STREET BOSTON                                                  1,132,895
STATE STREET BOSTON                                                  4,325,300
STATE STREET TRUST OF CANADA -                                       1,070,043
The Northern Trust Company - U                                         754,001
Trust & Custody Services Bank                                            4,975
Trust & Custody Services Bank                                           84,144
Trust & Custody Services Bank                                        2,736,438
ZEBAN NOMINEES LIMITED                                               1,511,522

                                 Total                             626,798,145



5)              Number of shares/amount of stock acquired

Total holding of 626,798,145 shares

6) Percentage of issued class

7.53%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a

11) Date company informed

21 September 2006

12) Total holding following this notification

Total holding of 626,798,145 shares

13) Total percentage holding of issued class following this notification

7.53%

14) Any additional information

This notification updates the previous notification dated 5 September 2006 and is a result of the change in the total holding of Barclays plc from 545,562,219 to 626,798,145 shares.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 22 September 2006

Enclosure  3


BT GROUP PLC - BOARD COMMITTEE CHANGES


25 September 2006


BT today announced that Phil Hodkinson will succeed Sir Anthony Greener as Chairman of the Board Audit Committee when Sir Anthony steps down from the Board on 30 September 2006, and will also become a member of the Nominating Committee.

Enclosure  4


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

IAN LIVINGSTON

ANDY GREEN

PAUL REYNOLDS

HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED


8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired


SIR CHRISTOPHER BLAND -

BT GROUP RETENTION SHARE PLAN: 9,446 SHARES


BEN VERWAAYEN -

BT GROUP DEFERRED BONUS PLAN: 7,331 SHARES

BT GROUP DEFERRED BONUS PLAN: 20,155 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 7,966 SHARES

BT GROUP INCENTIVE SHARE PLAN: 18,757 SHARES - HELD IN TREASURY


IAN LIVINGSTON -

BT GROUP DEFERRED BONUS PLAN: 2,772 SHARES

BT GROUP DEFERRED BONUS PLAN: 5,450 SHARES - HELD IN TREASURY

BT GROUP RETENTION SHARE PLAN: 16,109 SHARES

BT GROUP INCENTIVE SHARE PLAN: 5,121 SHARES

BT GROUP INCENTIVE SHARE PLAN: 14,067 SHARES - HELD IN TREASURY


ANDY GREEN -

BT GROUP DEFERRED BONUS PLAN: 2,870 SHARES

BT GROUP DEFERRED BONUS PLAN: 8,166 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 4,836 SHARES

BT GROUP INCENTIVE SHARE PLAN: 13,397 SHARES - HELD IN TREASURY


PAUL REYNOLDS -

BT GROUP DEFERRED BONUS PLAN: 2520 SHARES

BT GROUP DEFERRED BONUS PLAN: 4,972 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 4,552 SHARES

BT GROUP INCENTIVE SHARE PLAN: 11,365 SHARES - HELD IN TREASURY


HANIF LALANI -

BT GROUP DEFERRED BONUS PLAN: 861 SHARES

BT GROUP DEFERRED BONUS PLAN: 4,054 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 2,,276 SHARES

BT GROUP INCENTIVE SHARE PLAN: 10,717 SHARES - HELD IN TREASURY


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

253.25p

14. Date and place of transaction

22 SEPTEMBER 2006 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR CHRISTOPHER BLAND

PERSONAL HOLDING: 674,378 SHARES

BT GROUP RETENTION SHARE PLAN: 324,231 SHARES

BT GROUP LEGACY OPTION PLAN: OPTIONS OVER 314,244 SHARES


BEN VERWAAYEN

PERSONAL HOLDING: 1,238,827 SHARES

BT GROUP DEFERRED BONUS PLAN: 943,443 SHARES

BT GROUP INCENTIVE SHARE PLAN: 917,236 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 3,656,458 SHARES



IAN LIVINGSTON

PERSONAL HOLDING: 371,020 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 282,239 SHARES

BT GROUP RETENTION SHARE PLAN: 552,912 SHARES

BT GROUP INCENTIVE SHARE PLAN: 658,626 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,629,865 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,290 SHARES


ANDY GREEN

PERSONAL HOLDING: 204,618 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 280,338 SHARES

BT GROUP INCENTIVE SHARE PLAN: 625,967 SHARES

BT GROUP RETENTION SHARE PLAN: 333,581 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,539,320 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


PAUL REYNOLDS

PERSONAL HOLDING: 147,091 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 257,196 SHARES

BT GROUP INCENTIVE SHARE PLAN: 336,138 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,448,764 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


HANIF LALANI

PERSONAL HOLDING: 14,284 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 257,196 SHARES

BT GROUP INCENTIVE SHARE PLAN: 546,372 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 649,851 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


16. Date issuer informed of transaction

25 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 22 SEPTEMBER 2006, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 21,135,132 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 11,378 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

Graeme Wheatley

Date of notification

22 SEPTEMBER 2006

Enclosure  5

Monday 25 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 257.24 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 318,005,299 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,320,624,164.

Enclosure  6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Adjustment in technical interest of the above directors following the vesting of 7176 shares to a participant in the BT Group Deferred Bonus Plan.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

Adjustment in technical interest of the above directors following the vesting of 7176 shares to a participant in the BT Group Deferred Bonus Plan.


9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.5475

14. Date and place of transaction

220906 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

250906

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 26 SEPTEMBER 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,127,956 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 11,378 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

26.09.06

Enclosure  7

Tuesday 26 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 257.75 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 320,005,299 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,318,624,164.

Enclosure  8

Wednesday 27 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 504,720 ordinary shares at a maximum price of 199.5 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 319,500,579 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,319,128,884.

Wednesday 27 September 2006

Enclosure  9


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 258.73 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 321,500,579 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,317,128,884.

Enclosure  10


Thursday 28 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES



BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 261.55 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 323,500,579 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,315,128,884.

Enclosure  11


Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 28 September 2006 relating to a US$10,000,000,000 Euro Medium Term Note Programme under which British Telecommunications public limited company may from time to time issue notes.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6608j_-2006-9-28.pdf



For further information, please contact

Adam Machin on 020 7356 6216,or via email: adam.machin@bt.com


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure  12


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

IAN LIVINGSTON

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL INTEREST OF THE ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

IAN LIVINGSTON


8 State the nature of the transaction

SALE OF 75,000 SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NONE


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

267.75p

14. Date and place of transaction

29 SEPTEMBER 2006 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING:296,020 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 282,239 SHARES

BT GROUP RETENTION SHARE PLAN: 552,912 SHARES

BT GROUP INCENTIVE SHARE PLAN: 658,626 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,629,865 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,290 SHARES


17. Date issuer informed of transaction

29 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSON HAS TECHNICAL INTERESTS, AS AT 29 SEPTEMBER 2006, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 21,127,956 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 11,378 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY 020 7356 6372

Date of notification

29 SEPTEMBER 2006

Friday 29 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 267.28 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 325,500,579 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,313,128,884.

Enclosure  14

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:


BT Group plc

2. Name of scheme:


a. BT Group executive option plans
b. BT Group employee savings related share schemes


3. Period of return:


From:     01 April 2006
To:       30 September 2006

4. Number and class of shares(s) not issued under scheme

a. 22,461,926 Ordinary shares of 5p each


b. 2,368,707 Ordinary shares of 5p each

5. Number of shares issued/allotted under scheme during period

a. 3,251,662 Ordinary shares of 5p each


b. nil

6. Balance under scheme not yet issued/allotted at end of period

a. 19,210,264 Ordinary shares of 5p each

b. 2,368,707 Ordinary shares of 5p each

7. Number and class of share originally listed and the date of admission

a. 23,953,179 Ordinary Shares of 5p each listed between 19/12/01 and 22/03/02


b. 2,443,299 Ordinary Shares of 5p each listed between 05/02/02 and 11/02/02.


Please confirm total number of shares in issue at the end of the period in order for us to update our records


8,313,128,884 (excluding treasury shares)

Contact for queries:

Name: Graeme Wheatley

Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ

Telephone: 020 7356 6372


Date of Notification: 2 October 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 02 October, 2006